787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

October 4, 2010

VIA EDGAR

Christian Sandoe, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Aberdeen Funds

Post-Effective Amendment No. 27 to the Registration Statement Filed on July 21, 2010

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Mr. Sandoe:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on August 27, 2010.

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comments Applicable to All Funds

Comment No. 1:                                    In footnote 2 to the fee table in each Fund’s summary section, please disclose what constitutes “proper prior notice” to the Trust.

Response:                                        The disclosure has been revised to delete the reference to “proper prior notice.”  The last sentence of footnote 2 now reads: “This contract may not be terminated before the end of the Fund’s first year of operations.”

Comment No. 2:                                    In each Fund’s 80% policy, please include the phrase “plus any borrowings for investment purposes” after the term “net assets.”

Response:                                        The requested disclosure has been added.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 3:                                    Please revise the strategy and risk disclosure regarding derivatives in accordance with the guidance provided in the July 30, 2010 letter from Barry D. Miller of the Securities and Exchange Commission to the ICI (the “ICI Letter”).

Response:                                        The “Principal Strategies” subsection of the Emerging Markets Debt Local Currency Fund’s and the Global High Yield Bond Fund’s summary section has been revised in accordance with the guidance provided in the ICI Letter.

Comment No. 4:                                    To the extent a derivative is used for purposes of meeting an 80% policy, please confirm supplementally that the notional amount of the derivative is used for purposes of the relevant calculation.

Response:                                        Each Fund will use the notional amount of a derivative for the purposes of calculating and meeting its 80% policy.

Comment No. 5:                                    Please add disclosure indicating that a Fund’s investment objective may be changed without a shareholder vote.

Response:                                        The requested disclosure has been added at the end of the “Principal Strategies” subsection of each Fund’s summary section.

Comment No. 6:                                    Please consider whether “Concentration Risk” is appropriate for the Funds.  If appropriate, please include disclosure regarding each Fund’s concentration policy in its “Principal Strategies” subsection.

Response:                                        The above-referenced risk factor has been deleted.

Comment No. 7:                                    In the “Investment Adviser & Subadvisers” section, please revise the last paragraph to indicate that the discussion referenced covers the sub-advisory agreements, as well as the investment advisory agreements.  Please also indicate the fiscal period covered by the shareholder report.

Response:                                        The requested reference to sub-advisory agreements has been added.  The Registrant is not able to indicate the fiscal period covered by the shareholder report containing the discussion of the Board of Trustees’ approval, as it does not yet know when the Funds will commence operations.

Comment No. 8:                                    Please explain why some of the industries listed in the fundamental investment restriction relating to concentration are not considered a group of industries.

Response:                                        The above-referenced language has been removed and replaced with the following clarification to the restriction.  “For purposes of this restriction, the Adviser or Subadviser will choose an industry classification system (for example, GICS or Barclays) relevant to the Fund’s investment policies and strategies to monitor compliance with the percentage limitation.”

Comment No. 9:                                    In the Statement of Additional Information, please add the newly required disclosure relating to board governance and leadership.

Response:                                        The above-referenced disclosure has been added to the Statement of Additional Information.

Comments Applicable to Specific Funds

Comment No. 10:                              For each of the Emerging Markets Debt Local Currency Fund and the Global High Yield Bond Fund, please define the term “total return” referenced in the investment objective.

Response:                                        A definition of “total return” has been added at the end of the “Objective” subsection of the Emerging Markets Debt Local Currency Fund’s and the Global High Yield Bond Fund’s summary section.  It is now noted that both Funds consider total return, to include all aspects of return, including dividends, interest and share price appreciation/depreciation.

Comment No. 11:                              Please shorten the disclosure under “Principal Strategies” in the Emerging Markets Debt Local Currency Fund’s summary section to reflect more of a summary format.  Disclosure not included in the summary section can be included in response to Item 9 of Form N-1A.

Response:                                        The Emerging Markets Debt Local Currency Fund’s summary section has been revised to reflect more of a summary format.  Certain disclosure regarding derivatives strategies has been moved to the “Fund Details: Additional Information about Investments, Investment Techniques and Risks” subsection in the statutory prospectus section.

Comment No. 12:                              In the “Principal Strategies” subsection of the Emerging Markets Debt Local Currency Fund’s summary section, please disclose the Fund’s maturity strategy.

Response:                                        The requested disclosure has been added.  The second paragraph of the “Principal Strategies” subsection of the Emerging Markets Debt Local Currency Fund’s summary section now discloses that the Fund may invest in securities of any maturity.

Comment No. 13:                              Please consider whether “Emerging Markets Risk” is appropriate for the Global High Yield Bond Fund given that the Fund does not have a principal strategy to invest in emerging markets.

Response:                                        The above-referenced risk disclosure has been deleted.

Comment No. 14:                              For the Global High Yield Bond Fund’s 80% policy, please use the term “bonds,” instead of “debt or debt-related securities.”

Response:                                        The requested revision to the Global High Yield Bond Fund’s 80% policy has been made.

Comment No. 15:                              Please explain the meaning of “doing a substantial amount of business outside the United States” in the Global High Yield Bond Fund’s principal strategies disclosure.

Response:                                        The above-referenced disclosure has been deleted.

Comment No. 16:                              Please explain supplementally why the Ultra-Short Duration Bond Fund is considered “ultra-short,” if it has a duration of 1.5 years.  The staff (“Staff”) of the Securities and Exchange Commission (“Commission”) generally takes the view than an ultra-short fund should have a duration of one year or less.

Response:                                        The “Principal Strategy” subsection of the Ultra-Short Duration Bond Fund’s summary section has been revised to disclose that, under normal circumstances, the duration of the Fund will be one year or less.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

(a)           the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:                                 Lucia Sitar, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP